NGM BIOPHARMACEUTICALS, INC.

333 Oyster Point Boulevard

South San Francisco, California 94080

(650) 243-5555

August 1, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	NGM Biopharmaceuticals, Inc.

Registration Statement on Form S-3

Filed June 8, 2023

File No. 333-272509

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-3 (File No. 333-272509) (the “Registration Statement”) to become effective on Friday, August 4, 2023, at 9:00 a.m., Eastern Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”). The Registrant hereby authorizes Christina Roupas of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Christina Roupas of Cooley LLP, counsel to the Registrant, at (312) 881-6670, or in her absence Chadwick Mills of Cooley LLP at (650) 843-5654.

Very truly yours,

NGM BIOPHARMACEUTICALS, INC.

By:	/s/ Siobhan Nolan Mangini
Name: Siobhan Nolan Mangini
Title: President and Chief Financial Officer

cc:	Valerie Pierce, Senior Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer, NGM Biopharmaceuticals, Inc.

Chadwick Mills, Cooley LLP

Christina Roupas, Cooley LLP